UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

INNOVEGA INC.

(Exact name of issuer as specified in its charter)

Delaware	80-0203668
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2018 156th Ave. NE , Building F, Ste. 100, Bellevue Washington	98007
(Address of principal executive offices)	(Zip code)

(425) 516-8175

(Issuer’s telephone number, including area code)

Series A-1 Preferred

(Title of each class of securities issued pursuant to Regulation A)

In this report (the “Annual Financial Report”) the term “Innovega”, “we”, “us”, “our” or “the company” refers to Innovega Inc., and the term “Series A-1 Offering” refers to the company’s Regulation A – Tier 2 offering of Series A-1 Preferred Stock that was qualified by the SEC on January 21, 2022 and ended on September 30, 2022.

THIS ANNUAL FINANCIAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL FINANCIAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business Overview

Innovega (“the Company” or “we”) was incorporated under the laws of the State of Delaware on June 23, 2008, as “Innovega Inc.”

Innovega’s founders observed that while smart phones were becoming ubiquitous, smart display eyewear would offer the user a fundamental improvement in functionality. Innovega believed that high-performance smart glasses would fuel new growth in what is now referred to as, “the post-mobile phone era”.

The Company’s team developed and tested lightweight, stylish, high-performance display eyewear. Since 80% of consumers own and use glasses (including prescription glasses and sunglasses), and since 80% of human perception is derived from vision, Innovega was convinced that success would be best achieved by conventional glasses that also delivered an impressive and high-function display experience. Innovega believed that bulky VR-style headsets and ungainly goggles would not achieve mainstream acceptance.

As a final requirement, the Company recognized that since each wearer’s vision is unique, best-in-class solutions would include customized optics to maximize comfort and acceptance of its glasses.

With a passion to become an important participant in this new space, the Company filed more than 75 patent cases across 14 families of innovation. These patents covered a continuum of 1. smart glasses innovations, 2. smart contact lens innovations, and 3. describing a novel generation of display eyewear where users would wear a combination of modern, disposable contact lenses and smart glasses. This combination would meet the needs of even the most demanding applications.

The Company’s management decided to tailor its display eyewear for deep vertical markets where purchasers could benefit from its all-day wearable, comfortable form-factor. Similar to a smart phone, the Company’s smart display eyewear uses configurable “apps” to deliver against specific needs. In 2027, the Company plans to launch smart glasses that can enhance functional vision and quality of life for those who are visually impaired or legally blind and meet the needs of almost 300 million people worldwide who struggle with vision impairment. Scientists have forecast that by 2050, this market can grow to almost 500 million people.

This model of developing and delivering assistive eyewear for people with low vision who can gain so much quality of life, so quickly, fully meets the Company’s interest in leveraging its world class technologies to those who can benefit the most.

Connected Smart Glasses and “Vision as a Service” Subscriptions

The Company has built a portfolio of solutions and configurations for smart display eyewear that offers substantial benefits over VR headsets or bulky goggles. In particular, the configurations that combine smart glasses and smart contact lenses (with embedded advanced optics) drastically reduce complexity, weight, and size of the eyewear. The Company refers to this as its Generation II eyewear since the addition of the smart contact lens drastically increases display performance, while also allowing a best possible, all-day wearable format.

A previous successful delivery of glasses and lenses to DARPA/US Army and other government agencies for a government contract for revenue of more than $5 million, earning 34% gross profit (approximately $1.8 million), validates the uniqueness of its Generation II architecture. Its team plans to continue to use this Generation II configuration for the most demanding display challenges.

Generation I: AR Smart Glasses for the Vision Impaired

Functional elements of its first generation of smart glasses include:

1.	Conventional frame whose appearance and weight mirrors that of normal glasses
2.	Transparent front lenses that enable the wearer to view their surroundings in a familiar way
3.	High-resolution camera or cameras that capture the view of the user’s surroundings. Captured video is enhanced based on the user’s unique vision challenge, and delivered in real time to left and right, HD-quality displays. This system offers low vision wearers functional vision that meets the needs of the task at hand, which might include reading, watching television, recognizing friends or loved ones, and reading distant signs.

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4.	The integrated micro displays will deliver to the wearer, the exact preferred settings of magnification, brightness, contrast, color, sharpness and other adjustments, enabling capabilities that in many cases had been lost for decades.
5.	Open-air speakers that allow the user to hear notifications, verbal descriptions, and other audio content
6.	Glasses are tethered to a smartphone to ensure maximum battery power, computational capability, and connectivity that allows the low-vision users to access all capabilities, content, and “apps” that they are accustomed to using.

GENERATION I: AR Smart Glasses for the Vision Impaired

As a further element of customization, low vision users will benefit from being able to insert an optional vision prescription lens behind each eyewear lens that could be provided by their optometrist. In this way, the visually impaired wearer benefits from their conventional optical prescription, plus a personalized and optimized digital enhancement, both available from a conventional, lightweight, and stylish pair of glasses.

The glasses also include a tint feature that will allow the glasses to be used in bright, outdoor environments.

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Throughout 2025, consulting optometrists tested multiple configurations of this product with members of the low-vision community who in the aggregate represented a large range of common vision conditions. The studies yielded highly positive feedback, demonstrating excellent product-market fit.

At the end of December 2025, the Company completed industrial and architecture design that would meet the requirements of this large growing, and unserved community of almost 300 million people. By the end of March 2026, Innovega had completed detailed designs of electronics, packaging, and optics and before the end of May 2026, the Company expects to have fabricated a first set of fully fabricated, fully functional prototypes.

In Q1 of 2026, the Company released purchase orders to its Asian supply chain partners. Additional detail on these plans and commitments is available below in the Manufacturing section of this document.

Functionality of this digital eyewear is managed by an application operating on a tethered or wireless smart phone and we intend to offer over-the-air (OTA) updates to upgrade features and enhance functionality without the need to update the glasses’ hardware.

The Company’s marketing team is considering the potential to offer even greater value by way of additional subscription-based applications that could add AI-enabled capabilities not available in the base programming. It is likely that these connected services will include capabilities offered by intelligent agents.

Generation II: Intelligent Eyewear combined with Smart Contact Lenses

The Company’s combination eyewear and smart contact lens system is able to deliver significantly higher overall performance than is possible from competing display eyewear systems. This architecture is based on Innovega’s foundational patent, METHOD AND APPARATUS TO PROCESS DISPLAY AND NON-DISPLAY INFORMATION, U.S. Patent No. 8,520,309, issued August 27, 2013, and more than 75 additional U.S. and international patent cases.

By replacing usual lenses found in display headsets and goggles with soft, disposable contact lenses, the team at the Company has proven that the bulk and weight of traditional display goggles and even headsets can be reduced to that of normal, all-day wearable glasses – while still achieving the performance found in traditional VR headsets and goggle form-factors.

Furthermore, Innovega has demonstrated that:

●	Resolution, field of view, and 3D potential are enhanced by placing the focusing optics directly on or in the eye (contact lens or intra-ocular lens);
●	Conflict between alignment of the wearer’s eyes (vergence) and the focusing of their eyes (accommodation) that creates eye strain and limits the length of time displays can be comfortably worn, is essentially eliminated; and
●	Vision prescription required by the majority of wearers will not require the use of lenses placed inside the eyewear.

This eyewear is a “system” of lightweight display glasses and novel, soft, replaceable contact lenses. The glasses component is similar in style to those owned by 80% of consumers, and are not the VR headsets and goggles sold by other companies. The 75 filed patents not only protect this breakthrough, but also the many practical elements of its commercialization.

GENERATION II: Combination Smart Glasses-Smart Contact Lenses

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These core patents also cover use of an implanted intraocular lens – much in the way a person receives new lenses when a physician carries out surgery to remove cataracts. The Company has developed and prototyped its smart contact lenses, intraocular lenses, and has fabricated multiple configurations of display eyewear.

Visually Impaired Population – A Large, Growing, and Under-served Global Market

Management intends to address the market of the visually impaired population with loss of central vision, and who can benefit from a new generation of vision enhancement technology. Subjects who have visited and been tested at the Company’s clinic in San Diego claim that our eyewear will “change lives”, and will specifically improve their quality of life and personal independence. This is the reason why the Company’s team is so committed to delivering the portfolio of solutions that it has developed and is quickly refining.

Most of the visually impaired population are female and 60 years of age or older, and prevalence accelerates above age 60 due to the impact of Age-related Macular Degeneration (AMD). The current number of those suffering from some form of AMD in the United States is approximately 11 million people, expected to reach 22 million by 2050. The risk of vision-impairing AMD between the ages of 50–59 is only 2%, increasing to over 30% for those over 75. The number of people living with AMD globally is approximately 196 million and is expected to increase to 288 million by 2040, driven mainly by the aging global population and increased life expectancy.

Those who are visually impaired need assistance to maintain employment and independent living. Those under age 70 have the greatest need to support employment and productivity. Those over age 70 have the need for independent living and quality of life. These realities offer the Company more than one market distribution opportunity.

The Veterans Health Administration provides coverage for rehabilitation assessment and training to improve independence and quality of life, for low vision devices and training in their use, and for electronic and mechanical aids including adaptive computers and computer-assisted devices such as reading machines. It is estimated that up to one million veterans are visually impaired.

Management believes that available market penetration of wearable display eyewear for the visually impaired will be greater than the growth of the overall visually impaired population, primarily because today’s competitive solutions have achieved limited market penetration. Its clinical staff have observed during their extensive careers that low penetration of display eyewear has been due to their bulky and unattractive appearance (i.e. goggles or headsets rather than conventional glasses), a narrow field of view that limits magnification, their low resolution, and the lack of adjustment and personalization that the Company’s glasses form-factor can uniquely provide.

Management also believes that lightweight and stylish display glasses could significantly change the willingness of optometrists and ophthalmologists to promote wearable display technology for their visually impaired patients. The demand for vision enhancement is present in the majority of visually impaired individuals who are otherwise healthy and eager to live more active and independent lifestyles or to perform at higher levels in their academic and vocational pursuits.

Display Eyewear Competitors

Headsets and Goggles for use by the Low Vision Population

The current low vision display eyewear market is served by several types of products. These solutions have been proven to increase subjects’ vision and quality of life, albeit with an unfortunate trade-off relating to narrow field of view, high price-point, and a heavy head-mounted form-factor. Leading solutions include optics-only bioptic telescopes, and display goggles or VR headsets from eSight and Eyedaptic, IrisVision, Vision Buddy, Acesight, and NuEyes. VR headsets provide the wearer with usable magnification but suffer from being heavy and socially isolating. eSight, IrisVision, and NuEyes take the form of bulky goggles. As depicted above, the Company’s smart glasses for the vision impaired appear normal, are lightweight, and stylish.

Investigative optometrists at The Ohio State University College of Optometry reported in 2021, after testing the Company’s Generation II eyewear system, that its wearable system could enable the visually impaired and even the legally blind to achieve, on average, up to 20/20 equivalent acuity when reading or focusing at distance. Management is not aware of any other solution that can simultaneously deliver high magnification and vision performance from display glasses weighing as little as two ounces.

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Headsets, Goggles, and Eyewear for other Applications

Following a launch for the visually impaired, the Company’s marketing team will consider expanding its opportunities by identifying Generation I and II solutions for other deep, unserved vertical markets rather than seeking to compete in commodity markets. The Company expects to adopt this time-proven approach of generating strong profits by delivering unique solutions to users who will greatly value the solutions it creates.

Competition in existing, non-assistive device markets include AR solutions from Rokid, Magic Leap, Lenovo, XReal, Meta, and others. All suffer from drawbacks and have failed to achieve full market traction.

VR consumer headset markets are maturing, and companies like Meta with their Quest family of products and Sony have achieved sales of millions of VR headsets used primarily for gaming. The Company will consider licensing its contact lens-glasses combination to one or more of these global OEMs who need better solutions to build or retain presence in consumer markets they need to dominate.

Competitive Strengths of its Smart Glasses-Smart Contact Lens Architecture

In order to limit competition and generate revenue and profit for our shareholders, the Company has filed more than 75 domestic and international patent cases.

Innovega’s smart contact lens-glasses combinations have been designed to meet a far greater range of display demands than any known commercial eyewear solution, and without the comfort and style trade-offs that have so far limited market growth. The Company’s system is designed to simultaneously deliver:

●	Large field of view, panoramic display experience
●	High-resolution, dynamic range, and brightness
●	Integrated real-world vision correction by way of iOptik® disposable smart contact lenses

Resolution of binocular conflict to manage or eliminate eye strain is a well-recognized impediment to growth of today’s XR industry. All current systems fail to resolve the eye strain and headaches caused by vergence-accommodation conflict.

Sales and Marketing

The specific sales processes for each of Innovega’s eyewear solutions will be based on which go-to-market model the Company selects. This will likely depend on each smart glasses’ application and each geography.

In the case of sales of its Generation I smart glasses to the low vision community, the Company will initially investigate a model of directly selling glasses from an eCommerce site, at full price, or based on a financing program. The Company may invite a collaboration with optometrists or low vision optometrists who can offer expertise in fitting and adjusting the eyewear, and also facilitate purchase of snap-in prescription lenses.

In the case of Generation II glasses, the Company will select the best channel to sell glasses as a one-time sale (with or without financing) and add a subscription model to facilitate monthly or quarterly replacement of necessary contact lenses. Internally the Company refers to this as a “vision as a service” model, similar to a conventional SaaS model used by software companies. If the Company proceeds with direct sales or financed sales of glasses, plus subscription sales of contact lenses, it would be mirroring well-tested programs used by the cellular phone industry, where the phone is financed and monthly “services” are charged on a recurring basis.

The Company will also evaluate the value of selling directly to government institutions. As an example, the Veterans Health Administration, with an annual budget of approximately $69 billion and serving approximately 9 million veterans, is responsible for a significant portion of purchases of aids for the visually impaired.

For applications outside of vision impairment, to include interventional surgery, targeted sports, and entertainment, the Company may consider licensing its technology to partners that agree to produce and/or market the Company’s display eyewear system or its smart contact lenses.

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Manufacturing

The Company has committed more than one million dollars to final design and preparation for large volume manufacturing of its first generation of display eyewear. Standard components such as cameras, processors, power sources, connectivity components, and micro-displays are sourced from commercial suppliers that can scale and demonstrate global support and distribution.

For Innovega’s Gen II eyewear, upon execution of a manufacturing license agreement, the Company plans to transfer contact lens fabrication processes to a contact lens licensee that has earned and maintained FDA site approval.

Research and Development

R&D initiatives relating to Generation I display eyewear include: Display eyewear industrial design, electronic and mechanical design and engineering, and software and user interface development.

R&D initiatives relating to Generation II eyewear and smart contact lenses include: Eyewear design as listed above, materials development, contact lens component development, contact lens manufacturing process development, and contact lens metrology.

R&D spending increased from $948,121 to $1,608,345 for the years ended December 31, 2024 and 2025, respectively.

Clinical Testing of Generation II Smart Glasses and Contact Lenses

Innovega has successfully completed Phase I analysis that included toxicology testing of our contact lens materials. The Company completed extensive Phase II human testing of lenses and glasses, and investigators have published their results. While daily wear contact lenses are generally classified as Class II, non-significant risk devices, the FDA will make a final ruling for the contact lenses as either Class II or Class III.

The intraocular lenses are optically designed in prototype form without clinical development. Innovega does not have near-term plans to advance the intraocular lens into clinical development. The Company intends to first demonstrate commercial uptake of the daily wear contact lens before taking steps to demonstrate market value of the intraocular lens.

The display eyewear may be submitted to the FDA as a Class I device before commercialization, at the discretion of our licensees, if they wish to make health-related marketing claims.

Intellectual Property

The Company has filed approximately 75 domestic and international patent cases. Innovega currently owns two registered trademarks: iOptik® (contact lenses) and eMacula® (smart glasses).

Rapid Alpha, an independent intellectual property advisory firm, was engaged to provide an overview of the Company’s patent portfolio. Due to its comprehensive nature, they divided its roughly 75 cases into more than 14 separate portfolios, as follows: Glasses Display System; Smart Contact Lens Manufacturing I and II; Contact Lens Optical Components I & II; Display Technologies I, II & III; Eye Tracking I & II; Miscellaneous Cases; XR – Image Management for Extended Reality; XR – Auditory Application; XR – Personalization; and XR – Software Enablement.

Management believes that each of these portfolios offers economic value, as well as future-proofing should unforeseen industry shifts occur.

Litigation

From time to time, the Company may be involved in legal matters that arise in the normal course of business. The Company has never been and is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Employees

As of December 31, 2025, there were 6 permanent employees. In addition, ten persons operated in independent contractor or fractional roles in domains such as accounting, finance, clinical affairs, marketing, sales, and engineering design.

Properties

Innovega’s corporate headquarters are located at 2018 156th Ave. NE, Building F, Suite 100, Bellevue, WA 98007. We do not own any physical property or plant. The Company leases office and laboratory space at 11031 Via Frontera, Suite A, San Diego, CA 92127.

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Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Innovega’s financial condition and results of operations for the fiscal years ended December 31, 2025, and December 31, 2024, should be read in conjunction with our financial statements and the related notes included in this Annual Financial Report. The following discussion contains forward-looking statements that reflect the Company’s plans, estimates, and beliefs. Innovega’s actual results could differ materially from those discussed in the forward-looking statements.

Overview

The Company was incorporated under the laws of the State of Delaware on June 23, 2008. The Company has developed unique smart glasses and a smart contact lens platform that serves a wide range of Extended Reality (XR) applications. The Company plans to initially address needs of the visually impaired population, and subsequently, the requirements relating to other deep vertical applications.

Key Factors Affecting our Performance

Known Trends and Uncertainties

Macroeconomic and Inflation Risk

Inflation and macroeconomic conditions continue to represent a potential risk factor for the Company. Innovega’s ability to raise future prices depends on market conditions, and there may be periods during which the Company is unable to fully recover increases in our costs. If the global economy slows, the Company’s business would likely be adversely affected. Management continues to monitor these conditions and their potential impact on operations and fundraising.

Supply Chain

The Company has committed more than one million dollars to final design and preparation for large volume manufacturing of its Generation I display eyewear. Standard components such as cameras, processors, power sources, connectivity components, and micro-displays are sourced from commercial suppliers that are able to scale and demonstrate global distribution and support. In the case of its Generation II eyewear, the Company plans to transfer contact lens fabrication processes to a contact lens licensee that has earned and maintains FDA and ISO site approvals.

Geopolitical Conditions

Ongoing geopolitical tensions, including the conflicts in Ukraine and the Middle East, could create uncertainty in global supply chains, currency exchange rates, and in other elements of the broader macro environment. While the direct impact on the Company’s current operations is limited, these conditions could affect Innovega’s ability to raise capital, source components, or pursue international partnerships.

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Changes in Third-Party Reimbursement Policies

Most visually impaired people who will be using Innovega’s technology are expected to be over the age of 55, and many will rely on insurance coverage or institutional health systems to fund the purchase of the Company’s eyewear. A change in the policies of these third parties to reduce reimbursement or services could negatively impact unit sales and the Company’s financial condition, and results from operations. Conversely, an increase in reimbursement could positively affect the Company’s business.

Components of Results of Operations

Revenue

We did not generate any revenue during the years ended December 31, 2025 and December 31, 2024.

Cost of Goods Sold, Gross Profit, and Gross Margin

We had no costs of goods sold for the years ended December 31, 2025 and December 31, 2024 because we did not record any revenue.

Operating Expenses

Our operating expenses consist primarily of Research and Development including clinical and regulatory costs, General and Administrative, and Sales and Marketing expenses.

Sales and Marketing Expenses

Sales and Marketing expenses primarily consist of business development and marketing contractors, advertising and corporate marketing expenses, and travel and conference costs.

Research and Development Expenses

Research and development costs primarily consist of salaries and benefits for scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Research and development expenses relate to costs associated with both eyewear and contact lens development. When executing customer contracts, the Company assigned staff and purchased materials to develop deliverables. The Company captured expense details and ensured proper assignment to financial accounts, resulting in accurate cost of goods calculations for those projects. Financial records reflect a level of detail that indicates project profitability and how money is spent. For internal, non-customer projects, expenses are captured under accounts that provide transparency into the key cost centers of the research and development department.

General and Administrative Expenses

General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, legal fees, and other consultants.

Interest Expense

Interest expense decreased $208,375 to $546,919 for the year ended December 31, 2025 from $755,294 for the year ended December 31, 2024. This 28% decrease was primarily due to the renegotiation of the interest rate from 18% to 12% per annum (on some of the loans), as well as the extension of the existing loan agreements.

Other Income (Expense), Net

The Company has immaterial other income (expense) mostly from interest earned on depository accounts and credit card rebates. For the years ended December 31, 2025 and December 31, 2024, other income was $918 and $2,927, respectively.

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Year ended December 31, 2025 Overview

●	The Company did not have any revenues for the years ended December 31, 2025 or 2024.

●	Operating expenses consist primarily of research and development costs, clinical and regulatory costs, sales and marketing expenses, and general and administrative expenses. Research and development costs primarily consist of salaries and benefits for scientific and engineering staff, office expenses for research facilities, research supplies and materials, and consultants. Sales and marketing costs primarily consist of salaries and benefits for business development and marketing employees, marketing expenses, and travel and conference costs. General and administrative costs primarily consist of salaries and benefits of administrative employees, office expenses, certain legal, accounting and audit fees, and consultant fees.

●	Research and development expenses increased $660,224 to $1,608,345 for the year ended December 31, 2025, from $948,121 for the year ended December 31, 2024. Research and development spending was primarily driven by personnel costs (salary and burden) which was 21% of the total expenditure. 42% was due to non-cash charges for amortization and depreciation, and stock option compensation expense. 13% was due to facilities-related costs (rent, utilities, janitorial, office supplies, property taxes, and repairs and maintenance). 9% was due to lab supplies and materials, and subcontracted services. Another 15% was due to payments to outside consultants.

●	Sales and marketing expenses increased $223,902 to $322,187 for the year ended December 31, 2025, from $98,285 for the period ended December 31, 2024. Sales and marketing spend was primarily driven by advertising costs related to corporate/digital marketing including social media which accounted for 31% of total spend. 49% was due to non-cash charges for stock option compensation expense. Another 20% was from outside consulting and travel costs.

●	General and administrative expenses increased $730,726 to $1,659,454 for the year ended December 31, 2025, from $928,728 for the year ended December 31, 2024. General and administrative spending was primarily driven by personnel costs (salary and burden) which was 21% of the total expenditure. 46% was due to non-cash charges for amortization and depreciation, and stock option compensation expense. Another 21% was driven by accounting, legal, and other professional fees, with travel costs accounting for the bulk of the remainder.

●	Interest expense decreased $208,375 to $546,919 for the year ended December 31, 2025, from $755,294 for the year ended December 31, 2024. This 28% decrease was due to renegotiation of the Company’s interest rate with the Company’s noteholders.

As a result of the foregoing, we generated a net loss of $4,021,825 for the year ended December 31, 2025, compared to a net loss of $2,727,501 for the year ended December 31, 2024, which resulted in a 47% increase in net loss.

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Revenue

There was no revenue recorded in the year ended December 31, 2025.

Cost of Goods Sold, Gross Profit, and Gross Margin

There were no accompanying costs of goods sold.

Research and Development Expenses

Comparison of the Years Ended December 31, 2025 and 2024

	2025	2024	$ Change	% Change
Research and Development	$1,608,345	$948,121	$660,224	70%

The increase in year ended December 31, 2025 was due to:

●	$170,690 share-based compensation expense.
●	$136,845 in Amortization and Depreciation expense.
●	$185,558 in research and development personnel costs (salary and burden).
●	$102,826 in supplies and materials related to lab usage for eyewear and contact lens.
●	The balance $64,305 increased due to consultants, legal costs, office lease and travel.

Sales and Marketing Expenses

Comparison of the Years Ended December 31, 2025 and 2024

	2025	2024	$ Change	% Change
Sales and marketing	$322,187	$98,285	$223,902	228%

The increase in year ended December 31, 2025 was due to:

●	$92,344 share-based compensation expense.
●	$94,252 related to advertising costs for Corporate/Digital marketing.
●	$37,306 related to Business development and marketing consultants, travel including conferences.

General and Administrative Expenses

Comparison of the Years Ended December 31, 2025 and 2024

	2025	2024	$ Change	% Change
General and administrative	$1,659,454	$928,728	$730,726	79%

The increase in year ended December 31, 2025 was due to:

●	$339,464 due to share based compensation expenses.
●	$212,950 due to personnel costs (salary and burden) and business travel.
●	Balance variance was due to consultants, legal and accounting fees and utilities.

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Liquidity and Capital Resources

The Company had net cash used in operating activities of $1,569,086 for the year ended December 31, 2025 and the cash balance was $99,708 as of December 31, 2025. As discussed in the independent auditor’s opinion and Note 1 to the financial statements, the Company’s net losses, cash flows used in operations and the lack of revenue generating activities, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.

Innovega cannot give assurance that the Company can increase our cash balances or limit the Company’s cash consumption and thus maintain sufficient cash balances for the Company’s planned operations or future acquisitions. Future business demands may lead to cash utilization at levels greater than recently experienced. The Company may need to raise additional capital in the future. However, Innovega cannot assure that the Company will be able to raise additional capital on acceptable terms, or at all. Subject to the foregoing, management believes that if the planned and approved Regulation CF and potential subsequent Regulation D or Regulation A financings are successful, then the Company will have sufficient capital and liquidity to fund the Company’s operations for at least one year from the date of issuance of the accompanying financial statements.

Financings

To date, the Company has primarily funded operations through the issuance of equity securities, promissory and convertible notes and SAFEs.

Innovega received total proceeds of $5,341,106 from issuances of preferred stock in the years 2017 through 2018. The Company also received total proceeds of $418,076 from issuances of common stock from inception through December 31, 2022.

In 2019, the Company issued convertible promissory notes and SAFEs for proceeds of $2,402,337 (net of issuance costs of $78,256) and $500,000, respectively. In 2020, the Company issued SAFEs to 18 investors for proceeds of $1,831,875. The combined principal amount and the accrued interest of the convertible debt and SAFEs were $4,812,467 and $176,868 as of December 31, 2020. The accrued interest on the convertible notes was $176,868 as of December 31, 2020.

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Since 2020, the Company has issued promissory notes to Stephen Willey, our CEO and President, and one of the Company’s directors, amounting to a total of $320,000, with an interest rate of 1% per month. As of December 31, 2024, the outstanding principal balance remains $320,000.

On February 4, 2021, Innovega filed a Regulation A offering statement on Form 1-A containing an offering circular covering the offering, issuance and sale by the Company of up to $15,000,000 of our Series A-1 Preferred Stock on a best-efforts basis, and on March 31, 2021, the SEC qualified the Series A-1 Offering. The Company entered into the Issuer Agreement on July 12, 2020 with SI Securities, in which SI Securities acted as the Company’s initial sole and exclusive placement agent to assist in the placement of the Series A-1 Preferred Stock. Pursuant to the Issuer Agreement, Innovega was able to undertake one or more closings on a rolling basis once the minimum offering amount of $750,000 was sold. The Company paid SI Securities a cash commission in an amount equal to 8.5% of the value of Series A-1 Preferred Stock purchased by prospects in the Series A-1 Offering from the proceeds of the Series A-1 Offering at each applicable closing. SI Securities charged prospects who made investments through their online platform a 2% non-refundable transaction processing fee, up to $300, and which the Company was not responsible for. The Company terminated the Issuer Agreement on November 12, 2021. During the engagement with SI Securities, the Company received gross investment of approximately $5,605,036 in exchange for the issuance of 1,693,012 shares of Series A-1 Preferred Stock in the Series A-1 Offering, including $526,000 through direct investments outside of the Series A-1 Offering. The Company paid a total of $431,714 in cash commissions to SI Securities for its placement agent services in connection with the Series A-1 Offering.

On May 13, 2021, Innovega executed a rolling (first) close of the Series A-1 Offering. Concurrent with this first closing, the Company issued 1,610,514 shares of Series A-2 Preferred Stock in exchange for the conversion of $5,018,698 of convertible notes, including accrued interest, and 1,123,787 shares of Series A-3 Preferred Stock in exchange for the conversion of $2,331,875 of SAFEs. The Company also raised $526,000 through direct investments outside of this offering for an aggregate amount raised of $5,605,036 as of December 31, 2021. As of December 31, 2022, the Company raised $6,637,599 in gross proceeds from the Series A-1 Offering.

On January 20, 2022, Innovega filed an amendment to a Regulation A offering statement on Form 1-A, which was originally filed on February 4, 2021, covering the offering, issuance and sale by the Company of up to $15,000,000 of our Series A-1 Preferred Stock on a best-efforts basis, for the purposes of extending the previously qualified Series A-1 Offering, and to remove the previous placement agent, SI Securities, and replace it with StartEngine as the broker of record. The Company entered into the Posting Agreement on October 5, 2021, with StartEngine, in which StartEngine acted as the placement agent regarding the sale of Series A-1 Preferred Stock through StartEngine Crowdfunding, Inc.’s online platform. Pursuant to the Posting Agreement, the Company paid a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine and a cash commission of 7% to StartEngine on sales of the Series A-1 Preferred Stock as well as shares equal to 2% of the Series A-1 Preferred Stock sold through the StartEngine platform. The Series A-1 Offering ended on September 30, 2022, and total proceeds received as of December 31, 2022 from this offering was $1,032,563, including $532,563 through the StartEngine platform. The Company paid a total of $13,456 in cash commissions to StartEngine and issued a total of 1,281 shares to StartEngine for its placement agent services in connection with the Series A-1 Offering.

Innovega closed a $500,000 direct investment on June 15, 2022 in connection with the Series A-1 Offering. This direct investment occurred outside of the StartEngine platform.

On August 31, 2022, Innovega issued three promissory notes to investors for an aggregate principal amount of $750,000. Each of these promissory notes have a maturity date of December 31, 2023, and bear interest at 18% annually. Interest is paid monthly at 1.5% per month. The total outstanding principal balance of these notes was $750,000 as of December 31, 2024. The maturity date on the above three notes has been extended to December 31, 2025, with an interest rate of 12% per year.

On February 17, 2023, Innovega issued a promissory note to an investor in the principal amount of $250,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal, and payable on demand any time after December 31, 2023. The maturity date has been extended to December 31, 2025, with an interest rate of 12% per year.

On June 3, 2023, Innovega issued a promissory note to an investor in the principal amount of $125,000, bearing an interest rate of 1.0% per month, and 2.0% per month beginning April 1, 2024, if not paid in full by the maturity date, and payable on demand any time after March 31, 2024. Additionally, this note has a bonus interest payable of $62,500 due at maturity. The maturity date of the above note has been extended to December 31, 2025, with an interest rate of 12% per year.

14

On December 28, 2023, Innovega issued a promissory note to an investor in the principal amount of $50,000, bearing an interest rate of 1.5% per month, and 2.0% per month on unpaid principal, and payable on demand any time after September 30, 2024. Additionally, this note has a bonus interest payable of $50,000 due at maturity. The maturity date of above note has been extended to December 31, 2025, with an interest rate of 12% per year.

On October 17, 2023, the Company entered into loan modification agreements with two noteholders forgiving $125,000 in debt in exchange for 41,665 shares of Series A-1 Preferred Stock and 83,330 Common Stock warrants.

From October 2023 to September 2024, the Company raised $1,025,000 through the sale of 42 Units, with each Unit sold for $25,000 and was comprised of 8,333 shares of Series A-1 Preferred Stock and a Warrant to acquire 16,666 shares of Common Stock at an exercise price of $0.01 per share.

From October 2024 to June 30, 2025, the Company raised $950,000 through the sale of Convertible Notes. The Company is continuing to raise funds through this Convertible Note Offering.

From July 2025 to March 2026, the Company raised approximately $2,900,000 through the sale of Common Stock in a financing under Regulation CF through StartEngine.

Indebtedness

The Company currently has no material commitments for capital expenditures.

Contractual Obligations

The following table summarizes the Company’s contractual obligations as of December 31, 2025:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Principal obligations on the debt arrangements	$2,047,500	$2,047,500	-
Interest obligations on the debt arrangement	$666,561	$666,561	-
Lease Liability	$120,148	$101,562	$18,586

Total	$2,834,209	$2,815,623	$18,586	$-	$-

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below:

Years Ended December 31, 2025 and 2024

Comparison of the Years Ended December 31, 2025 and 2024

Net Cash (used) provided by:	2025	2024	Change	% Change
Net cash (used) in operating activities	$(1,569,086)	$(1,044,281)	$(524,805)	-50%
Net cash (used) in investing activities	$(159,044)	$(183,323)	$24,279	13%
Net cash provided by financing activities	$1,705,584	$1,260,000	$445,584	35%

15

Cash Used in Operating Activities

For the years ended December 31, 2025 and December 31, 2024, the Company had net negative cashflow from operations of $1,569,086 and $1,044,281, respectively. The increase in cash used in 2025 was driven primarily by higher operating expenses, including increased personnel costs, research and development expenses, and sales and marketing expenses.

Cash Used in Investing Activities

For the years ended December 31, 2025 and December 31, 2024, the Company had net negative cashflow from investing activities of $159,044 and $183,323, respectively. The decrease in 2025 was driven primarily by the reduced spend on research and development equipment and patents for 2025.

Cash Provided by Financing Activities

For the years ended December 31, 2025 and December 31, 2024, the Company had net positive cashflow from financing activities of $1,705,584 and $1,260,000 respectively, driven by the issuance of common and preferred shares and proceeds from promissory notes and convertible notes issued during 2025.

Item 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed To Current Position	Approximate Hours Per Week for Part-Time employees
Executive Officers
Stephen Willey (1)	Chief Executive Officer, President, Director	72	6/4/2008	N/A

Independent Director
Vijay Raghavan (2)	Director	59	6/20/2024	N/A

Significant Employees
Arthur Zhang	Chief Technology Officer	42	8/1/2025	N/A
Jay P. Marsh	Chief Engineer	53	8/1/2025	N/A
Alan Koslow	General Counsel	68	1/1/2021	N/A

(1)	Officer Designee
(2)	Common Shareholder Designee

Stephen Willey, MBA, M.A.Sc. - Chief Executive Officer, President, and Director

Stephen Willey is a co-founder of Innovega Inc. and accepted the role of Director in 2008, and CEO in 2011. Since 2011, his duties have included the company’s financing, administration, marketing, and business development. After earning graduate degrees in engineering and business, Mr. Willey led founding teams in 5 companies and successfully delivered innovation to global customers. In 1994, he co-founded and served as president of Microvision International Inc. Both the company and its subsidiary, Lumera, were listed on the NASDAQ exchange. He served as founding board member of listed company, eDispatch, and interim CEO of listed company and telematics pioneer, AirIQ. Furthermore, he participated significantly in companies that launched innovations in cellular technology and video gaming, with eventual sale of these companies to global OEMs such as Motorola. Mr. Willey received an MBA degree from the University of California, in Los Angeles and an M.A.Sc (Engineering) degree from The University of British Columbia.

16

Vijay Raghavan - Director

Vijay Raghavan is a member of the Board of Directors and has served in this role since June, 2023. Mr. Raghavan previously served as an executive advisor to the Company. He is a member of the Board of Litesprite, a mental wellness app company.

Mr. Raghavan is an accomplished financial executive with 25 years’ progressive experience in accounting, finance, business partnering, strategic planning and reporting for companies ranging from startups to large conglomerates.

Mr. Raghavan’s prior experience includes serving as Chief Financial Officer at AGC Biologics, a global contract development manufacturing organization. Prior to that, he was Director/VP Finance, Corporate FP&A for Cray, Inc., and Mr. Raghavan was the Online Services Business Controller for Microsoft. Mr. Raghavan has an MBA from the University of Hartford and a Master of Commerce in Accounting & Banking Finance from the University of Madras, India.

Arthur Zhang – Chief Technology Officer

Arthur Zhang, CTO of Innovega since August 2025, previously served as interim/fractional CTO and senior advisor. His duties include technical development of both eyewear and contact lens product lines, defining product roadmap, managing IP portfolio and supporting clinical studies. Prior to Innovega, Arthur led the Systems Architecture and Engineering teams at Apple for the Vision Pro from inception through launch. He has over 40 patents filed and pending in the US and abroad.

Arthur received his BS degree in Electrical Engineering from Cornell University, his PhD in Semiconductor Physics from UC San Diego, and completed the CTO Program from Wharton Executive Education. He has received numerous honors and fellowships throughout his career.

Jay P. Marsh – Chief Engineer

Jay P. Marsh is the Chief Engineer and has served in this role since 2025. In 2014, Mr. Marsh was promoted to the position of Vice President, Engineering after joining the company as Director of Engineering in 2013. Mr. Marsh actively manages the Research and Development laboratory which is responsible for contact lens process development, filter eyewear development including software, and clinical supply manufacturing. Prior to joining Innovega, Mr. Marsh worked for 16 years with Advanced Projects Research, Inc. as VP of Engineering, developing technologies under government contracts related to laser based and optical diagnostics for combustion research, unsteady combustion propulsion systems, Li-Ion battery energy management, and wind tunnel related systems. Mr. Marsh received his BS in Engineering in 1994, from Mercer University, and his Master of Science in Mechanical Engineering in 20024, from California State Polytechnic University, Pomona.

Alan Koslow – General Counsel

Alan has been the General Counsel for Innovega since January 2021. He previously worked at numerous technology companies, which include Expedia, AccessLine Communications, Classmates.com, BitTitan, AudienceScience, and Glympse. He started his legal practice at a Wall Street law firm and later was admitted as a partner at a Seattle law firm. His diverse range of legal experience covers executive-level oversight of privacy, regulatory, business development and financial issues. Licensed to practice law in both Washington State and New York.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, we compensated four executive officers as follows:

	Capacity in which
	compensation	Cash		Other	Total
Name and Position	was received	compensation $		compensation $	compensation $
Stephen Willey CEO, President, Director	CEO	$244,329	(1)	$0	$244,329
Arthur Zhang, CTO Engineering	CTO	$96,955	(2)	$0	$96,955
Jay Marsh, Chief Engineer	Chief Engineer	$62,314	(3)	$0	$62,314
Alan Koslow, General Counsel	General Counsel	$35,808	(4)	$0	$35,808

(1) Mr. Willey is an exempt employee and was compensated at the rate of $90 per hour.

(2) Mr. Zhang is an exempt employee and was compensated at the rate of $120 per hour.

(3) Mr. Marsh is a part-time exempt employee and was compensated at the rate of $89 per hour.

(4) Mr. Koslow is a part-time exempt employee and was compensated at a flat monthly fee of $3,683.

17

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2025, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table summarizes shares as “beneficial ownership”, and vested options as “beneficial ownership acquirable”.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of class (3)
Stephen Willey (1)	Common Stock	6,866,393	760,000	38.65%
Dr. Jerome Legerton (1)	Common Stock	2,739,448	0	16.00%

(1) c/o Innovega Inc., 2018 156th Ave. NE, Building F, Suite 100, Bellevue, WA 98007

(2) Includes restricted stock awards and vested stock options at December 31, 2025 (excludes unvested stock options)

(3) Common stock class includes 15,174,632 common shares (includes issued and outstanding restricted stock awards), 2,033,753 issued and outstanding common stock options, and 558,320 common stock warrants for a total of 17,766,705 class of common shares.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During 2024, the Company issued three promissory notes to shareholders in the aggregate principal amount of $300,000. Each of these promissory notes had a maturity date of September 30, 2024 and bear interest at 18%. Interest is paid monthly at 1.5% per month. The total outstanding balance of these notes was $300,000 as of December 31, 2024. Two of the three promissory notes have had the maturity date extended to December 31, 2025, Management is working with the third to extend to December 31, 2025. Interest earned but not paid on the three notes totaled $35,047.

During 2024, the Company issued promissory notes to Stephen Willey, President, Chief Executive Officer and Director of Innovega Inc., in the principal amounts of $75,000 and Vijay Raghavan, Director in the amount of $45,000. These notes bear simple interest at 1% per month with principal and unpaid interest thereon, payable, on demand, any time after March 31, 2025 and March 31, 2025, respectively. Total outstanding principal balance as of December 31, 2024 was $120,000. Interest earned to date but not paid was $5,407.

During 2025, the Company issued promissory notes to Stephen Willey, President, Chief Executive Officer and Director of Innovega Inc., in the principal amounts of $255,000. These notes bear simple interest at 1% per month with principal and unpaid interest thereon, payable as of September 30, 2026. Total outstanding principal balance as of December 31, 2025 was $530,000. Interest earned but not paid for 2025 was $43,300.

During 2024, the Company issued four convertible notes for cash proceeds of $300,000. The convertible notes have a stated interest of 12% per annum. The maturity dates for two of the notes is October 2025 and the remaining two are December 31, 2025. Interest balance as of December 31, 2024 was $5,715. All of these Convertible Notes converted into common stock in October 2025.

During 2025, the Company issued twenty-two convertible notes for cash proceeds of $650,000. The convertible notes have a stated interest of 12% per annum. All of these Convertible Notes converted into common stock in October 2025.

As of December 31, 2024 the total principal balance of shareholder promissory notes was $1,782,500 with unpaid interest of $440,234. As of December 31, 2025 the total principal balance of shareholder promissory notes was $2,047,500 with unpaid interest of $666,561.

The Company had $1,367,729 and $1,367,729 in deferred compensation as of December 31, 2025 and December 31, 2024, respectively. These amounts are due to the Company’s CEO and Chief Clinical and Regulatory Officer “CCO”. The CCO is no longer with the Company; therefore, these liabilities to him have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

Item 6. OTHER INFORMATION

In the opinion of management, no other information that would be required to be reported on Form 1-U is required to be reported as of the date of this Annual Report.

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Item 7. FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Innovega Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Innovega Inc. (the “Company”) as of December 31, 2025 and 2024, the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s net losses, cash flows used in operations, and the lack of revenue generating activities raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2025.

PCAOB #3501

San Diego, California

July 8, 2026

19

Innovega Inc.

Balance Sheets

	As of	As of
	December 31	December 31
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$99,708	$122,255
Other current assets	158,545	4,950
Total current assets	258,253	127,205

Property and equipment, net	104,382	183,478
Intangible assets, net	1,303,071	1,228,466
Right of use asset - operating	168,065	300,818
Other assets	935	15,935
Total assets	$1,834,706	$1,855,902

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$951,995	$747,352
Accrued expenses	207,987	136,052
Accrued interest, related parties	92,090	56,571
Accrued interest	574,471	404,568
Notes payable, current	1,512,500	1,462,500
Notes payable, related parties, current	535,000	320,000
Convertible notes payable, net of debt discount of $0, and $211,057	-	211,057
Right-of-use liability - operating	101,562	88,014
Derivative liability	-	90,000
Total current liabilities	3,975,605	3,516,114

LONG-TERM LIABILITIES
Accrued deferred wages and compensation time	1,367,729	1,367,729
Right-of-use liability - operating, net of current	18,586	120,148
Total liabilities	5,361,920	5,003,991

Commitments and contingencies	-	-

STOCKHOLDERS’ DEFICIT
Series Seed Preferred Stock, $0.0001 par value, 3,518,238 authorized and outstanding at December 31, 2025, and December 31, 2024	352	352
Series A-1 to A-3 Preferred Stock, $0.0001 par value, 7,734,301 authorized and 5,299,487 outstanding at December 31, 2025, and 7,734,301 authorized and 5,299,487 outstanding at December 31, 2024	530	530
Common Stock, $0.0001 par value, 50,000,000 authorized and 13,647,649 outstanding at December 31, 2025, 50,000,000 authorized and 11,403,209 outstanding at December 31, 2024	1,364	1,140
Additional paid-in capital	22,604,697	18,962,221
Accumulated deficit	(26,134,157)	(22,112,332)
Total stockholders’ deficit	(3,527,214)	(3,148,089)
Total liabilities, and stockholders’ deficit	$1,834,706	$1,855,902

See accompanying notes to financial statements

20

Innovega Inc.

Statements of Operations

	Year Ended	Year Ended
	December 31	December 31
	2025	2024
REVENUE	$-	$-
Cost of goods sold	-	-
Gross profit	-	-

OPERATING EXPENSES
Research and development	1,608,345	948,121
Sales and marketing	322,187	98,285
General and administrative expenses	1,659,454	928,728
Operating loss	(3,589,986)	(1,975,134)

Other income	918	2,927
Gain on debt extinguishment	114,162	-
Interest expense	(546,919)	(755,294)
Total other expense	(431,839)	(752,367)
LOSS BEFORE INCOME TAXES	(4,021,825)	(2,727,501)

INCOME TAXES	-	-
NET LOSS	$(4,021,825)	$(2,727,501)

Weighted average common shares outstanding:
Basic	12,007,028	11,572,222
Diluted	12,007,028	11,572,222

Net loss per common share
Basic	$(0.33)	$(0.24)
Diluted	$(0.33)	$(0.24)

See accompanying notes to financial statements

21

Innovega Inc.

Statements of Stockholders’ Deficit

For the Years Ended December 31, 2025 and December 31, 2024

			Preferred		Additional		Total
	Common Shares		Shares		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	10,555,304	$1,055	8,584,401	$859	$17,380,405	$(19,384,831)	$(2,002,512)

Proceeds from sale of preferred stock and warrants, net	-	-	233,324	23	699,977	-	700,000
Stock-based compensation	-	-	-	-	612,174	-	612,174
Common stock issued to landlord	50,000	5	-	-	48,495	-	48,500
Vesting of RSAs	497,917	50	-	-	(50)	-	-
Issuance of warrants for debt issuance costs	-	-	-	-	218,250	-	218,250
Exercise of warrants	299,988	30	-	-	2,970	-	3,000
Net loss	-	-	-	-	-	(2,727,501)	(2,727,501)
Balance at December 31, 2024	11,403,209	$1,140	8,817,725	$882	$18,962,221	$(22,112,332)	$(3,148,089)

Issuance of common stock in Reg CF offering	514,993	51	-	-	1,205,297	-	1,205,348
Offering costs in Reg CF offering	-	-	-	-	(401,659)	-	(401,659)
Conversion of notes, accrued interest and derivative liabilities to common stock	488,032	49	-	-	1,146,826	-	1,146,875

Exercise of pre-funded warrants	33,332	3	-	-	330	-	333
Stock-based compensation	1,208,083	121	-	-	1,691,682	-	1,691,803
Net loss	-	-	-	-	-	(4,021,825)	(4,021,825)
Balance at December 31, 2025	13,647,649	$1,364	8,817,725	$882	$22,604,697	$(26,134,157)	$(3,527,214)

See accompanying notes to financial statements

22

Innovega Inc.

Statements of Cash Flows

	Year Ended December 31, 2025	Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,021,825)	$(2,727,501)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	1,691,803	612,174
Depreciation and amortization	163,535	156,732
Impairment of intangible assets	-	3,865
Amortization of debt discount and additional interest	239,112	382,307
Gain on conversion of convertible notes	(114,162)	-

Changes in operating assets and liabilities:
Other current assets	(153,595)	7,565
Other assets	15,000	104,866
Right-of-use asset and liability	44,739	(64,022)
Accounts payable	204,644	71,264
Accrued expenses	71,935	28,650
Accrued interest	254,209	316,722
Accrued interest, related parties	35,519	44,472
Accrued and deferred wages	-	18,625
Net cash used in operating activities	(1,569,086)	(1,044,281)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of intangible assets	(159,044)	(183,323)
Net cash used in investing activities	(159,044)	(183,323)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable	100,000	150,000
Repayments of notes payable	(50,000)	-
Proceeds from issuance of notes payable, related parties	225,000	120,000
Repayments of notes payable, related parties	(10,000)	-
Proceeds from issuance of convertible notes payable	650,000	287,000
Proceeds from sale of preferred stock and warrants, net	-	700,000
Payment of debt issuance costs	(13,438)	-
Proceeds from sale of common stock, net	803,689	-
Proceeds from exercise of warrants	333	3,000
Net cash provided by financing activities	1,705,584	1,260,000

Change in cash and cash equivalents	(22,547)	32,396
Cash and cash equivalents, beginning of year	122,255	89,859
Cash and cash equivalents, end of year	$99,708	$122,255

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Conversion of convertible notes, accrued interest and derivative liabilities to common stock	$1,146,875	$-
Derivative liability from conversion feature of convertible notes	$188,000	$90,000
Issuance of shares in lease modification	$-	$48,500
Warrants issued with notes	$-	$218,250

See accompanying notes to financial statements

23

Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 1 – Organization and Basis of Presentation

Organization – Innovega Inc. (the “Company”) was incorporated in the state of Delaware. The Company’s smart glasses combine high-resolution cameras, microdisplays, and proprietary lens technology to help visually-impaired and legally blind individuals achieve visual performance approaching that of normal sight. Lightweight and built for everyday use, the system is designed for all-day wear and real-world functionality. The Company also designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position and results of operations for the years ended December 31, 2025 and 2024.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company’s business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company’s products under development and liquidity constraints. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Going Concern - The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated no revenues and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. From inception through December 31, 2025, the Company has financed its operations through debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $26,134,157 at December 31, 2025, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through convertible notes, advances from existing shareholders, a regulation CF offering and an initial public offering until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments – The Company’s financial instruments consist of cash, cash equivalents, accounts payable and deferred offering costs. The fair value of the Company’s financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company’s balance sheet reasonably reflect the fair market value of all assets and liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable. This includes the valuation of the Company’s restricted stock awards as discussed in Note 7, and common stock and warrants issued as discussed in Note 7.

Derivative Financial Instruments – The Company evaluates its convertible notes and other financing instruments for the existence of derivative features, including embedded conversion features that are not clearly and closely related to the host instrument. Convertible notes that contain variable-rate conversion features, whereby the conversion price is determined by reference to a future financing price subject to a discount, are not considered indexed to the Company’s own stock and are therefore bifurcated from the host instrument and recorded as derivative liabilities at fair value. The Company measures derivative liabilities at fair value on a recurring basis, with changes in fair value recognized in the statement of operations in each reporting period.

The fair value of derivative liabilities is classified as Level 3 within the fair value hierarchy, as the determination requires significant unobservable inputs, including estimated probability and timing of a qualifying financing event, the expected conversion discount, volatility, and risk-free interest rates. The Company uses a probability-weighted pricing model to estimate fair value.

Derivative Liability – The Company’s convertible notes issued during 2024 and 2025 contain variable conversion features whereby the conversion price is determined as a discount to the price per share in a future qualified financing event of not less than $1,000,000. Because the conversion price is not fixed and determinable at issuance, these features are not considered indexed to the Company’s own stock under ASC 815-40. Accordingly, the embedded conversion features have been bifurcated from the host debt instruments and recorded as derivative liabilities measured at fair value on a recurring basis.

The following table presents the roll forward of the derivative liability for the year ended December 31, 2025:

Amount
Balance at December 31, 2024	$90,000
Convertible Notes conversion	188,000
Settlements / conversions	(278,000)
Balance at December 31, 2025	$-

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Property and equipment, net – Property and equipment are stated at cost, net of depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a five-year life, computer equipment is depreciated over a three to five-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost, net of amortization and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – Intangible assets are stated at cost, net of amortization. It is the Company’s policy to capitalize patent filing and prosecution fees for patents for which the Company believes it will receive an economic benefit. Intangible assets consist primarily of patent filing fees (Note 4). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

There were no impairments recorded for the year ended December 31, 2025. For the year ended December 31, 2024, the Company wrote down the value of intangible assets related to a certain patent recognizing a loss of $3,865.

Research and development costs – All research and development costs are charged to expense as incurred. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies, materials, consultants, stock-based compensation and amortization of intangible assets.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue recognition – The Company has historically derived its revenue primarily from contracts.

The Company recognizes revenue when all of the following conditions have been satisfied:

●	There is persuasive evidence of an arrangement
●	The performance obligations under the contract have been identified
●	The service has been or is being provided to the customer
●	The collection of the related fees is reasonably assured
●	The amount of the related fees to be paid by the customer is fixed and determinable

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

The Company had revenue for the years ended December 31, 2025 and 2024 of $0 and $0, respectively.

Sales and advertising expense – The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2025 and 2024 were approximately $99,429 and $5,177, respectively.

Operating Leases – Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating leases are included on the balance sheet. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company accounts for substantially all lease and related non-lease components together as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term.

Lease payments – Management has elected to separate non-lease components. Accordingly, common area maintenance expenses and taxes are charged to expense in the year incurred.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary and permanent differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments, including stock options and restricted stock awards granted are valued at the grant-date fair value of the awards and recognized over the vesting period or over expected performance periods of the instrument. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company’s inception.

Equity instruments awarded to non-employees are recognized as the underlying awards vest, except for instruments that are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. In determining the grant-date fair market value of the Company’s common stock, the Board of Directors considers a number of factors, including contemporaneous third-party valuations, historical and projected operating results, the risks and uncertainties facing the Company, the rights and preferences of preferred stockholders, recent financing transactions, and the lack of marketability and liquidity of the Company’s common stock.

The fair value of restricted stock awards granted to employees and non-employees during the year ended December 31, 2025 was estimated on the date of grant valued at $0.97 per share. During the year ended December 31, 2025, the Company granted restricted stock awards to employees and non-employees totaling $1,127,843.

In accounting for stock-based compensation with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized.

Earnings per share attributable to common stockholders - Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the years ended December 31, 2025 and 2024. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the years ended December 31, 2025 and 2024 and potentially dilutive instruments, including stock options, restricted stock awards, preferred stock, convertible notes, except in cases where the effect of the common stock equivalent would be anti-dilutive. Pre-funded warrants totaling 558,320 shares are included in the calculation of basic and diluted loss per share for the year ended December 31, 2025.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

All potentially dilutive shares are considered anti-dilutive for the years ended December 31, 2025 and 2024 due to the Company’s net loss.

The potential dilutive effects of converting all outstanding instruments are outlined below.

	2025	2024
Preferred stock	9,045,110	9,045,110
Stock options	2,033,753	2,113,753
Restricted stock awards	1,526,983	775,000

Convertible notes and convertible preferred stock - When the Company issues convertible debt or convertible preferred stock, the Company evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument

Recent Accounting Pronouncements

The following recently issued accounting pronouncements have been adopted or are being evaluated by the Company:

Adopted in the Current Period

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Specifically, the ASU requires public entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss. The ASU also requires entities with a single reportable segment to provide all disclosures required under ASC 280, including the newly required expense disclosures.

The amendments are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires retrospective application to all prior periods presented.

The Company adopted ASU 2023-07 effective January 1, 2024 on a retrospective basis. The adoption of this standard did not change the Company’s identified reportable segments or the measure of segment profit or loss reported to the CODM; however, it resulted in additional disclosures regarding significant segment expenses and other segment items. All prior period segment information presented herein has been recast to conform with the current period presentation.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

The Company’s Chief Operating Decision Maker (“CODM”), who has been identified as the Chief Executive Officer, reviews financial information at the consolidated level for the purposes of evaluating business performance, making operating decisions, and allocating resources. Accordingly, the Company has determined that the Company operates a single segment. Because the CODM reviews the operating results and manages the business performance strictly at the consolidated financial statement level, the segment profit measure utilized by the CODM is consolidated Net Income. The significant segment expense categories evaluated by the CODM are identical to the functional operating expense line items presented directly in the Statement of Operations. These include:

●	Cost of Revenue
●	Research and Development
●	Sales and Marketing
●	General and Administrative

Because these segment expense amounts are fully disclosed on the face of the Statement of Operations, the Company has referenced those totals here to avoid duplication. There are no additional significant segment expenses reviewed by the CODM that are not otherwise disaggregated in the financial statements.

Early Adoption in the Current Period

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU enhance the transparency and decision usefulness of income tax disclosures. The ASU requires entities to provide greater disaggregation of information in the rate reconciliation and to disclose income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions. For public business entities, the standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued. For entities other than public business entities, the standard is effective for annual periods beginning after December 15, 2025. The ASU may be applied on a prospective basis, with retrospective application permitted.

The Company elected to early adopt ASU 2023-09 effective January 1, 2025 on a prospective basis. The adoption of this standard resulted in additional disclosures in the income tax footnote, including an expanded rate reconciliation and disaggregated income taxes paid by jurisdiction. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows. See Note 9 – Income Taxes for the required disclosures.

Standards Not Yet Adopted

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 3 – Property and Equipment, Net

Property and equipment consist of the following at December 31, 2025 and 2024:

	2025	2024
Computer equipment and software	$87,934	$87,934
Laboratory equipment	358,382	358,382
Office equipment	15,406	15,406
Furniture and fixtures	36,800	36,800
Leasehold improvements	46,056	46,056
Less accumulated depreciation	(440,196)	(361,100)
	$104,382	$183,478

Depreciation expense related to property and equipment for the years ended December 31, 2025 and 2024, was $79,096 and $82,912, respectively.

Note 4 – Intangible Assets, Net

Intangible Assets consist of the following at December 31, 2025 and 2024:

	2024	Additions	Disposals	2025
Capitalized patent filing fees	$1,631,461	$159,044	$-	$1,790,505
Less accumulated amortization	(402,995)	(84,439)	-	(487,434)
	$1,228,466	$74,605	$-	$1,303,071

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The Company capitalized $159,044 and $188,136 in patent filing fees for the years ended 2025 and 2024, respectively. Amortization expense was $86,178 and $78,660 for the years ended 2025 and 2024, respectively.

Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2026	$83,254
2027	83,254
2028	83,254
2029	83,254
2030	83,258
Thereafter	828,942
$1,145,212

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 5 – Notes Payable

Between 2022 and 2025, the Company entered into a series of promissory note agreements (the “Notes”) with various third-party investors. The Notes were issued with an aggregate principal amount totaling $1,512,500 and originally had maturity dates ranging from September 30, 2025 through December 31, 2025. The Notes’ interest rates were renegotiated to 12% for all the loans with a maturity date ranging from September 2026 to December 2026.

In addition, the Company issued detachable warrants to purchase shares of its common stock. The warrants were issued with exercise prices of $0.001 per share and with expiration terms of 5 years from the respective issuance dates. 225,000 warrants were issued in connection with various 2024 notes. The Company recognized a value of $218,250 in 2024 which was based on an estimated fair market value of the Company’s common stock due to the immaterial exercise price.

The issuance of the Notes and warrants was evaluated under ASC 470-20 and ASC 815. The Company allocated the proceeds from each issuance to the warrants first, as the insignificant exercise price was deemed in tandem to a share of common stock at the time of issuance, creating a discount of $218,250. Additionally, some of the Notes include a premium repayment between 50% and 100% which created an additional discount of $262,500. This discount is being accreted over the respective terms of the Notes using the straight-line method.

As of December 31, 2025, the unamortized balance of the debt discount was $0, and the net carrying value of the Notes was $1,512,500. Interest expense related to the amortization of the discount for the year ended December 31, 2025 was $0. In year ended 2024, the interest expense amortization of the discount was $368,250.

As of December 31, 2025, the Company had twelve Notes from the CEO totaling $500,000: one issued in 2020 for $100,000, two in 2021 for $100,000, and three in 2024 for $75,000 and six in 2025 for $255,000. All Notes carry a 12% annual interest rate with interest expense of $43,300 and $38,696 for the years ended December 31, 2025, and 2024, respectively. Accrued interest due on these notes was $40,779 As of December 31, 2025. The notes mature on September 30, 2026.

As of December 31, 2025, the Company had three Notes from a member of the Company’s board, totaling $35,000 issued in 2024. The Notes accrued interest of $4,364 and $2,875 for the years ended December 31, 2025, and 2024, respectively. Accrued interest due on these notes was $4,899 As of December 31, 2025. The notes mature on September 30, 2026.

Note 6 – Convertible Notes

During 2024, the Company issued convertible notes for cash proceeds of $300,000. The convertible notes bear interest at a stated rate of 12% per annum. Principal and accrued interest are due twelve months from the date of issuance unless previously converted, repaid, or extended. The notes are convertible upon the occurrence of a Qualified Equity Financing.

The Convertible Notes are automatically convertible if the Company consummates, prior to the maturity date, an equity financing pursuant to which it issues and sells shares of preferred stock or common stock with aggregate gross proceeds of at least $1,000,000 (a “Qualified Equity Financing”). Upon a Qualified Equity Financing, the outstanding principal and accrued interest automatically convert into shares of the Company’s common stock at a conversion price reflecting either a 20% or 30% discount to the price paid by investors in the Qualified Equity Financing. The applicable discount is determined based on whether the holder qualifies as a Qualified Early Investor.

The Company identified an embedded conversion feature within the convertible notes that qualified as a derivative instrument under ASC 815, Derivatives and Hedging. Accordingly, the Company bifurcated the embedded derivative and recorded a derivative liability at fair value upon issuance. The fair value of the derivative liability was determined using a Differential Valuation Approach that compared the value of the note with and without the embedded conversion feature.

As of December 31, 2024, the derivative liability associated with the convertible notes was $90,000. The Company recorded a corresponding debt discount of $90,000 and recognized non-cash interest expense of $14,057 related to the amortization of debt discounts during 2024. The remaining unamortized debt discount totaled $88,943 as of December 31, 2024, which is being amortized using the straight-line method over the term of the agreement.

During 2025, the Company issued additional convertible notes with aggregate principal proceeds of $650,000 and incurred issuance costs of approximately $13,438. The Company evaluated the conversion features of the additional notes and recorded an additional derivative liability and corresponding debt discount of $188,000. As a result, the aggregate derivative-related debt discount associated with all outstanding convertible notes increased during 2025. The Company recognized $239,112 of non-cash interest expense through the amortization of debt discounts and issuance costs through the conversion date as noted below.

During October 2025, the Company consummated a Qualified Equity Financing as defined in the note agreements. As a result, all outstanding convertible notes, accrued interest, and related derivative liabilities automatically converted into shares of the Company’s common stock in accordance with the contractual conversion provisions. In connection with the conversion, aggregate principal balances of approximately $950,000 accrued interest of $84,306, and derivative liabilities of $278,000 were exchanged for 488,032 shares of common stock. At the conversion date, the notes had remaining unamortized debt discounts of $51,269. The Company recognized a gain on extinguishment of debt of $114,162 during 2025 related to the conversion transaction.

Interest expense related to the convertible notes, including amortization of debt discounts and issuance costs, totaled $249,519 during 2025 through the conversion date. As of December 31, 2025, there were no outstanding convertible notes, accrued interest balances, derivative liabilities, or related debt discounts.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 7 – Stockholders’ Deficit

Preferred Stock

The following is a summary of terms for the preferred stock as of December 31, 2025:

		Issued and
	Shares	Outstanding
	Authorized	Shares
Series A-1 Preferred Stock	5,000,000	2,565,186
Series A-2 Preferred Stock	1,610,514	1,610,514
Series A-3 Preferred Stock	1,123,787	1,123,787
Series Seed Preferred Stock	3,518,238	3,518,238
Undesignated (authorized Preferred—none issued)	5,000,000	-
	16,252,539	8,817,725

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company’s Charter, the conversion rate for such series shall be appropriately increased or decreased.

“Conversion Price” means $1.6154 per share for the Series Seed Preferred Stock, $2.9157 per share for the Series A-1 Preferred Stock, $1.6401 per share for the Series A-2 Preferred Stock and $2.0297 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

“Conversion Rate” means 1.0265 per share for the Series Seed Preferred Stock, 1.0289 per share for the Series A-1 Preferred Stock, 1.0172 per share for the Series A-2 Preferred Stock and 1.0223 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Company’s Common Stock provided that the aggregate gross proceeds to the Company are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

“Liquidation Preference” means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

As of December 31, 2025, the value of the liquidation preferences for Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are $5,988,903, $7,917,960, $2,733,017 and $2,383,858, respectively, for a total liquidation value of $19,023,738.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

For the year ended December 31, 2024, the Company issued an additional 74,997 shares of Series A-1 Preferred Stock for $233,561 (net of issuance costs). Additionally, the Company issued an additional 41,665 shares of Series A-1 Preferred Stock and 83,330 of common stock purchase warrants in exchange for the forgiveness of $125,000 of shareholder notes from two noteholders.

For the year ended December 31, 2024, the Company issued 233,324 shares of Series A-1 Preferred Stock for $700,000 (net of issuance costs). Additionally, the Company issued 183,326 warrants in conjunction with the Series A-1 Preferred Stock. These warrants have an exercise price of $0.001, a life of five years, and vest immediately upon exercise.

There was no Preferred Stock issued in 2025.

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Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

“Dividend Rate” shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock is entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights – Pursuant to the Amended and Restated Stockholders’ Agreement, at each annual meeting of the stockholders of the Company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

(a) The “Officer Designees” shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the Company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The “Common Designee” shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

(c) The “Series Seed Designee” shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended, the Company pursuant to the Stockholders’ Agreement granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a “Major Series A Investor”) (the Major Seed Investors together with the Major Series A Investors, the “Major Preferred Investors”), that qualifies as an “accredited investor” under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

34

Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Common Stock

In November 2024, the Company entered into a lease modification agreement with the landlord of its San Diego, CA facility. As part of that agreement, the Company issued 50,000 common shares valued at $0.97 per share totaling $48,500 in consideration for modifying the lease agreement. The consideration was included in the operating lease as detailed in Note 10.

In July 2025, the Company commenced a crowdfunding offering through StartEngine (the “Offering”). The Offering provided investors time and amount based incentives if invested within the first two weeks (7% bonus shares for $1,000-$4,999, 10% bonus shares for $5,000-$9,999, 13% bonus shares for $10,000-$19,999, 15% bonus shares for $20,000-29,999, 30% bonus shares for $30,000-$49,999, and 35% bonus shares for $50,000+ investment); amount-based incentives (5% bonus shares for $1,000-$4,999, 7% bonus shares for $5,000-$9,999, 10% bonus shares for $10,000-$19,999, 13% bonus shares for $20,000-$29,999, 20% bonus shares for $30,000-$49,999, and 25% bonus shares for $50,000+), and a loyalty incentive of 10% bonus shares for previous investors.

During the year ended December 31, 2025, the Company raised gross proceeds of $1,205,348 through the Offering, resulting in the issuance of 514,993 shares of Common Stock. The Company recognized offering costs of $401,659 as a reduction of additional paid-in capital. Subsequent to December 31, 2025 and prior to the completion of the offering on March 30, 2026, the Company raised an additional $1,619,115, bringing total gross proceeds from the Offering to $2,824,463.

Warrants

Warrants consist of the following at December 31, 2025 and 2024:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
Warrants	Number	Price	Life
Outstanding December 31, 2024	591,652	$0.01	4.1
Granted	-	-
Exercised	(33,332)	0.01
Expired or forfeited	-	-
Outstanding December 31, 2025	558,320	$0.01	3.1

All warrants have a life of 5 years with expiration dates in 2028 and 2029 and have an exercise price of $0.01 per share. During the year ended December 31, 2025, the Company issued 33,332 shares of common stock upon the exercise of outstanding warrants at an exercise price of $0.01 per share, resulting in aggregate proceeds of approximately $333. As of December 31, 2025, 558,320 warrants remained outstanding with a weighted average exercise price of $0.01 per share and a weighted average remaining contractual term of 3.1 years.

As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The Fair Market Value of the Company’s common stock is based upon recent sales to third parties.

Note 8 – Stock Based Compensation

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and non-qualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. On January 14, 2021, the Company authorized an additional 3,587,864 shares of common stock for issuance under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is ten years. The options generally vest over the requisite service period of four years.

35

Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Stock options consist of the following at December 31, 2025 and 2024:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
Vested and Nonvested Stock Options	Number	Price	Life
Outstanding December 31, 2024	2,113,753	$0.60	4.1
Granted	-	-	-
Exercised	-	-	-
Expired or forfeit	(80,000)	0.20	-
Outstanding December 31, 2025	2,033,753	$0.61	3.6
Vested as of December 31, 2025	1,843,753	$0.60	3.4
Shares expected to vest	190,000	$0.75	6.33

Remaining stock option compensation expense for existing unvested options is estimated to be $1,441,276 which is expected to be recognized during 2026.

Restricted stock awards - During January, May, August, and December 2025, the Company granted an aggregate of 2,040,166 restricted stock awards to employees and advisors under the 2008 Equity Incentive Plan. The awards were valued at grant-date fair market at $0.97 per share. The grant-date fair market value of the underlying common stock was determined by the Board of Directors based on contemporaneous financing transactions, third-party valuations, historical and projected operating results, the Company’s stage of development, and the lack of marketability of the Company’s common stock.

The awards contain a combination of service-based and performance-based vesting conditions. Service-based awards generally vest over periods ranging from one to four years, subject to the recipient’s continued service. Certain awards also contain performance-based vesting conditions tied to the achievement of specified corporate financing and operational milestones. Compensation expense related to performance-based awards is recognized when achievement of the applicable performance condition is deemed probable.

Restricted stock awards consist of the following at December 31, 2025 and 2024:

Vested and Nonvested RSA’s	Number
Outstanding December 31, 2024	775,000
Granted	2,040,166
Expired or forfeit	(75,000)
Outstanding December 31, 2025	1,526,983
Vested at end of year	1,213,183
Shares expected to vest	1,526,983

As of December 31, 2025, there was $1,272,531 of total unrecognized stock-based compensation expense related to unvested restricted stock awards. This expense is expected to be recognized over a weighted-average period of 1.45 years.

Stock Based Compensation - For the year ended December 31, 2025, the Company recorded $1,691,803 in stock-based compensation in conjunction with stock options and restricted stock awards. Stock-based compensation expense was recorded in the amount of $951,638 to general and administrative, $591,734 to research and development, and $148,431 to sales and marketing.

36

Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 9 – Income Taxes

Significant components of the Company’s deferred tax assets at December 31 are shown below.

	2025	2024
Deferred tax assets
Accrual to cash	$675,660	$557,717
Net operating loss carryforwards	4,064,909	3,361,873
Section 174 costs		458,019
ROU Liability	25,231	55,212
Accrued Interest	141,991	96,839
Other	10,907	6,733
Stock based compensation	668,656	204,754
Total deferred tax assets	$5,587,354	$4,741,147

Deferred tax liabilities
Intangibles (Patent Costs)	$(275,943)	$(257,978)
ROU Asset	(35,294)	(63,172)
Other		(1,899)

Total deferred tax liabilities	$(311,237)	$(323,049)

Net deferred tax assets before valuation allowance	$5,276,117	$4,418,098

Less valuation allowance	(5,276,117)	(4,418,098)

Net deferred tax assets	$-	$-

A valuation allowance of $5,276,117 has been recorded at December 31, 2025, to offset the deferred tax assets as realization of such assets does not meet the “more likely than not” threshold. The change in the valuation allowance was $(858,021) and $(448,914) for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company has federal net operating loss carryforwards of $19,356,711 which will be available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

There are no unrecognized tax benefits included in the Company’s balance sheet at December 31, 2025 and 2024. The Company has not recorded any interest or penalties due to uncertain tax positions.

The following table reconciles the U.S. federal statutory income tax rate to the Company’s effective income tax rate for the year ended December 31, 2025:

Rate Reconciliation	Dollars	Percentages
Statutory Rate	$(843,996)	21.00%
State Tax	-	0.00%
Foreign Tax	-	0.00%
Enactment of new tax laws	-	0.00%
Effect of cross-border tax laws	-	0.00%
Tax Credits	-	0.00%
Change in Valuation Allowance	858,021	-21.35%
Nondeductible items	1,246	-0.03%
Changes in unrecognized tax benefits	-	0.00%
Other	(15,271)	0.38%

Tax Expense (Benefit) / Effective Tax Rate	$0	0.00%

The Company files income tax returns in the U.S. federal, California, and Florida jurisdictions. Although the statute of limitations for tax years prior to 2022 has generally expired, tax attributes, including net operating loss carryforwards generated in earlier years, remain subject to examination by taxing authorities until utilized.

37

Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 10 – Right of Use - Operating

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington. Rental expense for the years ended December 31, 2025 and 2024, totaled $194,743 and $143,938, respectively. This expense is recorded as part of the Company’s research and development costs.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California (“the San Diego office”) starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which the Company’s share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

In November 2024, the Company entered into a lease modification with the landlord of the San Diego office. In exchange for applying the remaining security deposit of $119,866 to unpaid rent and acceleration of tenant improvement payments leaving an estimated balance due of $59,657, the Company had agreed to make certain minimum payments of $8,827 through February 2026 and then beginning in March 2026 to pay the full monthly rent obligation. The Company paid $15,000 ($10,000 in March 2025 and $5,000 in June 2025) against the security deposit. Additionally, in November 2024 the Company issued 50,000 shares of Innovega common shares valued at $0.97 per share to the landlord and to pay the landlord 10% of any funding event in excess of $200,000 toward the account balance with the full remaining balance due on March 31, 2026.

The Company has classified the San Diego office as an operating lease. The Company has used an 11% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability.

As of December 31, 2025, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2026	$109,759
2027	18,842
Total lease payments	128,601
Imputed interest	(8,453)
Lease liability	$120,148

Short-term lease liability	$101,562
Long-term lease liability	18,586
Total lease liability	$120,148

38

Innovega Inc.

Notes to the Financial Statements

As of and For the Years Ended December 31, 2025 and 2024

Note 11 – Related Party Transactions

The Company had $1,367,729 and $1,367,729 in deferred compensation as of December 31, 2025 and 2024, respectively. These amounts are due to the Company’s CEO and Chief Clinical and Regulatory Officer “CCO”. The CCO is no longer with the Company; therefore, these liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

See also Note 5 – Notes Payable for additional related party transactions.

Note 12 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee’s date of hire. Contributions to the 401(k) plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the years ending December 31, 2025 and 2024, of $14,437 and $12,281, respectively.

The Company will match employee 401(k) contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 13 – Subsequent Events

The Company evaluated subsequent events through July 8, 2026, the date on which these financial statements were available to be issued.

Innovega entered into a Manufacturing Agreement on January 27, 2026, with a leading Original Design Manufacturer (ODM) of computing hardware, smart technologies, and devices, serving major clients including Apple, Dell, HP, and Cisco. Under this agreement, the ODM will manufacture products developed by the Company, beginning with Generation 1 Eyewear. Key terms include a purchase order to deliver: (i) Statement of Work (SOW) structured on a per-product basis; (ii) Minimum Purchase Quantity (MPQ) requirements; (iii) Quality performance standards and delivery commitments; and (iv) key deliverables targeted for completion in the second half of 2027. The Manufacturing Agreement does not establish fixed purchase commitments or pricing. Product pricing, minimum purchase quantities, tooling costs, payment terms, and other commercial terms will be established in future Statements of Work and related purchase orders on a product-by-product basis. Under the agreement, the Company may also be responsible for approved tooling, engineering change, and minimum order quantity costs associated with the applicable products.

In February 2026, the Company entered into an advisory agreement for a direct listing of the Company’s securities or an M&A transaction. As compensation, the Company issued the advisor 279,528 shares, which is 1% of the Company’s outstanding shares on February 16, 2026, as an advisory fee, with reimbursement of out-of-pocket expenses not to exceed $50,000 (subject to prior approval). If the Company has not consummated a Go-Public Transaction prior to the termination of this Agreement, then upon termination of this Agreement and for a period of six (6) months from the effective date of termination, the Company shall have the option to repurchase three fourths (3/4) of the Common Stock from the advisor for $1,000.

In March 2026, following the Investment Banking Advisory engagement, the Company entered into a legal services agreement with counsel to serve as securities counsel for all legal and regulatory matters related to the direct listing of the Company’s securities. Key terms of the engagement include a fixed fee of $250,000 for direct listing services and an initial upfront payment of $25,000.

In March 2026, the Company’s Board of Directors approved a consent to issue Restricted Stock Agreements (RSAs) to key employees and contractors across Research & Development, Sales & Marketing, and General & Administrative functions. The number of RSAs granted was 107,000.

To support the Company’s commitment to deliver Generation 1 Eyewear in the first half of 2027 and meet the Company’s Minimum Purchase Quantity obligations to our manufacturer, the Company launched its first Go-to-Market initiative through a “Founder Series” pre-sales campaign. To date, approximately 113 units have been pre-sold with an average selling price of $2,700 per unit, net of offering costs. Additional campaigns and multi-channel selling efforts are ongoing to build market traction ahead of the planned manufacturing and delivery schedule.

Item 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company’s Form 1-A/A filed on March 15, 2021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm
2.2	Bylaws (included as exhibit 2.2 to the company’s Form 1-A/A filed on March 15, 2021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm
3.1	Form of Amended and restated Stockholders’ Agreement (included as exhibit 3.1 to the company’s Form 1-A filed on February 4, 2 021, *
available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm
4.1	Form of Convertible Note Subscription Agreement
4.2	Form of Convertible Note
4.3	Posting Agreement
6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company’s Form 1-A filed on February 4, 2021, *
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm
6.2	LEASE AGREEMENT BETWEEN BERNARDO WINDELL, LLC *
https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex6-2.htm
Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex8-2.htm
9.1	Escrow Agreement with the Bryn Mawr Trust Company

* Previously filed with the company’s Form 1-A and incorporated by reference by hyperlink

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, State of Washington, on July 8, 2026.

INNOVEGA INC.

By:	/s/ Stephen Willey
Stephen Willey
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Stephen Willey	July 8, 2026
Stephen Willey
Chief Executive Officer, Director

/s/ Vijay Raghavan
Vijay Raghavan, Principal Financial Officer, Principal Accounting Officer, Director	July 8, 2026

40